

Mail Stop 3561

April 30, 2009

John D. Lane
Chief Executive Officer
Lane Co. 3, Inc.
333 Sandy Springs Circle, Suite 230
Atlanta, GA 30328

Re: Lane Co. 3, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 16, 2008
File No. 0-51675

Dear Mr. Lane:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Fred A. Brasch, Chief Financial Officer
David A. Rapaport, Esquire, Secretary and General Counsel
Via Facsimile (404) 257-9125